UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT (free translation)

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that received today from its controlling shareholder Camargo Corrêa S.A. (“CCSA”) a communication about the proposal received from State Grid International Development Limited. (“Buyer”) to the acquisition of the totality of its CPFL Energia’s bound shares, as established in CPFL Energia’s Shareholders Agreement signed in March 22, 2002 and its amendments (“Shareholders Agreement”).

Find below the transcription of the notification received by the Company:

“Dear Mr. Gustavo Estrella,

Camargo Corrêa S.A (“CCSA”) comes, through this communication, inform you that received and accepted today a proposal (“Proposal”) sent by State Grid International Development Limited. (“Buyer”) to acquire the totality of its CPFL Energia’s bound shares as established in CPFL Energia Shareholders Agreement signed in March 22, 2002 and its amendments (“Shareholders Agreement”).

In this sense, CCSA signed today a binding letter agreement (“Letter Agreement”) with the Buyer, targeting the signature of a Share Purchase Agreement (“Share Purchase Agreement”) related to the direct or indirect acquisition, by one or more of the buyer’s Brazilian subsidiaries of 234,086,204 shares of CPFL Energia, owned by ESC Energia S.A., CCSA subsidiary, which are bounded to the Shareholders Agreement and represent approximately 23% of CPFL Energia capital (“Transaction”).

The acquisition price is R$ 25.00 (twenty-five reais) for each share of CPFL Energia, subject to the adjustments foreseen in the Transaction documents (“Price per Share”). CCSA was communicated that, by the means and facts of the Transaction, the amount attributed by the Buyer to the shares of CPFL Energias Renováveis S.A., owned directly or indirectly by CPFL Energia is R$ 12.20 per share.

The signing of the Share Purchase Agreement will happen after the conclusion of a confirmatory due diligence to be conducted by the Buyer at CPFL Energia and its subsidiaries. The effective conclusion of the transaction will happen after all the necessary approvals by the proper public authorities, including Brazilian antitrust agency (“CADE”) and the National electricity regulatory agency (“ANEEL”).

After the effective signing of the Share Purchase Agreement, it will start to count the term to the other participants of CPFL Energia Shareholders Agreement to exercise its right of first refusal to acquire the totality of shares related to the Transaction or, otherwise, opt to be a part of the Transaction and sell together of CCSA the totality of the shares bounded to CPFL Energia Shareholders Agreement for the same Price per Share and the same conditions offered to CCSA by the Buyer.

CCSA will inform you about any further relevant developments related to the Transaction.

Best regards,

Luciano Mestrich

Managing Director”

São Paulo, July 1st, 2016

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 1, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.